

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

August 26, 2020

Daniel Vinson
Chief Executive Officer
Barclays Commercial Mortgage Securities LLC
c/o Wells Fargo Bank, NA
9062 Old Annapolis Road
Columbia, Maryland 21045

> **Re: BBCMS Mortgage Trust 2019-C4**
> **Form 10-K for Fiscal Year Ended December 31, 2019**
> **Filed March 23, 2020**
> **File No. 333-226850-03**

Dear Mr. Vinson:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Exhibit 33.47

1. We note that Exhibit 33.47, the assessment of compliance with servicing criteria by Situs Holdings, LLC, states that inapplicable servicing criteria are listed in an Appendix A. However, there is no Appendix A attached to the exhibit. Please amend your Form 10-K with a revised Exhibit 33.47 that includes Appendix A, or otherwise disclose which servicing criteria are applicable to the Situs Holdings, LLC platform.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kayla Roberts at (202) 551-3490 or me at (202) 551-3262 with any questions.

Sincerely,

/s/ Arthur C. Sandel

Arthur C. Sandel
Special Counsel
Office of Structured Finance

cc: Anna Glick, Esq., Cadwalader, Wickersham & Taft LLP
Kate Foreman, Esq., Cadwalader, Wickersham & Taft LLP